Stifel, Nicolaus & Company, Incorporated

787 Seventh Avenue, 11th Floor

New York, NY 10017

October 17, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	Bridger Aerospace Group Holdings, Inc. Registration Statement on Form S-1 (File No. 333-275051) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), we hereby join in the request of Bridger Aerospace Group Holdings, Inc. (the “Registrant”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), so that it becomes effective at 5:00 p.m., Eastern Time, on October 19, 2023, or as soon as practicable thereafter, or at such later time as the Registrant or its outside counsel, Sidley Austin LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Stifel, Nicolaus & Company, Incorporated

/s/ Craig M. DeDomenico
Name: Craig M. DeDomenico
Title: Managing Director